Exhibit 99.1

Metalpha Appoints OneStop Assurance PAC as its New Auditor

(HONG KONG, Apr. 4, 2024) -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global digital asset-focused wealth management company, announced today the appointment of OneStop Assurance PAC as its independent registered public accounting firm, effective on April 3, 2024, in connection with the audit of the Company’s consolidated financial statements for the fiscal year ended March 31, 2024. OneStop Assurance PAC succeeds WWC, P.C., which previously was the independent registered accounting firm providing audit services to the Company. The change of the Company’s independent registered public accounting firm was made after a careful and thorough evaluation process and has been approved by Metalpha’s Audit Committee and the Board of Directors.

WWC, P.C.’s audit reports on the Company’s consolidated statements of financial position as of March 31, 2023 and 2022, and consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023 along with related notes did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph in such reports regarding substantial doubt about the Company’s ability to continue as a going concern. During the fiscal years ended March 31, 2021, 2022 and 2023 and the subsequent interim period preceding April 4, 2024, there has been no disagreements between the Company and WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of WWC, P.C., would have caused it to make reference to the disagreements in its audit reports.

The Company provided WWC, P.C. with a copy of the above disclosures and requested that WWC, P.C. furnished the Company with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the statements made above. A copy of WWC, P.C.’s letter dated April 4, 2024 is attached as Exhibit 16.1 to the Form 6-K furnished with the SEC on April 4, 2024.

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (Nasdaq: MATH) went public on October 20, 2017. The listed Company is dedicated to providing investing and digital asset-focused wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of digital asset-focused wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Contact

Yiwei Wang

info@metalpha.finance